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                        Filing under Rule 425
                        ---------------------

                        Filer: Burlington Northern Santa Fe Corporation Companies that are the subject of the filing:
                                Canadian National Railway Company
                                North American Railways, Inc.
                        Registration Statement No. 333-94397



[LOGO OF BNSF]   ROBERT D. KREBS      Burlington Northern Santa Fe Corporation

                 Chairman and Chief   2650 Lou Menk Drive
                  Executive Officer   Fort Worth, Texas 76131


March 1, 2000

Dear Fellow Shareholder:

In my letter last month, I explained how we are working to create added value for Burlington Northern Santa Fe (BNSF) shareholders. In this letter, I want to update you on recent developments regarding our strategic initiative to combine BNSF with Canadian National Railway Company (CN) to establish the preeminent North American railroad.

Since our December 20th announcement, we have been meeting with customers, employees, elected officials and the financial community to explain the compelling benefits of this end-to-end, pro-competitive combination. At the same time, we remain focused on our day-to-day business of serving shippers, operating an efficient and on-time railroad, and growing our revenues.

The opportunity of combining BNSF with CN is only possible today because both railroads are in strong financial positions and are providing superior customer service following successful mergers. We believe now is the time for us to create a new railroad that will give shippers efficient, single-line service to most major markets in North America as well as extending our intermodal system to compete more effectively with long-haul trucking services.

As you've also probably heard, some of the other large railroads have voiced predictable and self-serving concerns about the timing of the proposed BNSF/CN combination. We have also heard from shippers voicing legitimate concerns about competitive alternatives and the effect our cross-border combination will have on pricing and service levels.

We understand the concerns of shippers given the serious service problems created by some other recent rail mergers. However, as we have been explaining to all of our constituencies, this combination is very different. It is an end-to-end combination. No routes will be eliminated and there's very little overlap. BNSF and CN already have common transportation information systems and both companies recently have successfully completed mergers. The anticipated organizational structure will preserve each company's identity and customer focus. At the same time, we will be able to provide unified billing, tracking and tracing; more efficient asset utilization and equipment availability; and better customer service.

To allay the concerns of shippers, BNSF and CN recently announced that we would guarantee shippers equal or better rail service over our railroads after we are combined. We also will guarantee route options for shippers which means existing gateways will remain open after the merger becomes effective. Today, BNSF and CN lead the industry in on-time performance. If we don't measure up after we are combined, we will make it right for shippers. We are also guaranteeing a service alternative for the very few shippers who would otherwise end up with one rather than two railroad options.

In an increasingly global marketplace, shippers need faster and more consistent transportation service to stay competitive -- and by combining with CN, we will stay ahead of the curve by providing unmatched single-line service throughout North America.

In light of the concerns raised by shippers and other organizations about recent rail consolidations following the announcement of our proposed combination with CN, the U.S. Surface Transportation Board (STB) will hold a public hearing March 7-10 on the impact of rail consolidations on the present and future structure of our industry. Paul Tellier, CN's CEO, and I will testify on March 7.
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We have already filed a petition with the STB proposing a 365-day schedule to provide more time than recent reviews of major railroad combinations. We will file a joint application with CN in late March for STB approval of our combination. We currently expect shareholder meetings to be held in April and to complete the transaction in mid-2001. I will continue to keep you updated as events unfold.

Sincerely,

/s/ ROBERT D. KREBS
Robert D. Krebs
Chairman and Chief Executive Officer



Any statements in this letter concerning future economic performance or business outlook, predictions or expectations of financial or operational results or synergies, and other expressions as to matters which are not historical facts, are "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those projected in those statements. Important factors that could cause such differences include, but are not limited to, general economic downturns, which may limit demand and pricing; changes in fuel prices; labor matters and stoppages, which may affect the costs and feasibility of operations; competition and commodity concentrations, which may affect traffic and pricing levels; severe weather conditions and natural occurrences such as floods and earthquakes; regulatory and political developments, including the process of, or conditions imposed in connection with, obtaining regulatory and Canadian court approvals for the proposed combination with Canadian National Railway Company (CN); and the ability of the combined companies to realize the synergies expected as a result of the proposed combination. The Company assumes no obligation to update forward-looking information to reflect actual results or changed assumptions or other factors. We refer you to the documents that BNSF files from time to time with the U.S. Securities and Exchange Commission (SEC), such as reports on Form 10-K, Form 10-Q, and Form 8-K, and the registration statement for the securities to be issued in the proposed combination that has been filed by North American Railways, Inc. and CN referred to in the following paragraph (and in particular to "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the registration statement), which contain additional important factors that could cause results to differ from current expectations and the forward-looking statements contained in this letter.

North American Railways, Inc., and CN have filed a registration statement on Form F-4/ S-4 with the SEC in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders meetings to be held for approval of the combination. Investors should read this document, and other documents filed with the SEC by BNSF, CN and North American Railways Inc. about the combination, because they contain important information. These documents may be obtained for free at the SEC's Web site, www.sec.gov. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate
Secretary's office at (514) 399-6569.   For information concerning participants
in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under SEC Rule 14a-12.